

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

<u>**Via E-Mail**</u>
Barbara Borden, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 82121

>   **Re:** **Hyperion Therapeutics, Inc.**
>   **Schedule TO-T filed April 9, 2015, amended April 14, 2015 by Ghrian**
>   **Acquisition Inc., Horizon Pharma, Inc. and Horizon Pharma plc**
>   **SEC File No. 005-86934**

Dear Ms. Borden:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase
Acceptance for Payment and Payment for Shares, page 16

1. Please tell us how your plans to pay for restricted shares complies with Rule 14e-1(c), which requires prompt payment.

Certain Information Concerning Hyperion, page 24

2. You may not disclaim responsibility for your disclosure. Please revise the last sentence in the first paragraph of this section.

Source and Amount of Funds, page 26

3. Revise this section to disclose the interest rates and spreads applicable to your borrowings, as described in the commitment letter.

Conditions of the Offer, page 53

4.   Revise this section to disclose all of the offer's conditions in full rather than a summary of them, as stated in the first and second paragraph of this section.

5.   We note your use of defined terms, such as "Restrain" on page 54, in the offer document. Please define this and every other such term in the offer document instead of including a cross-reference to a separate document.

6.   We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

7.   We note your disclosure on page 7 that you do not believe your financial condition is relevant to a security holder's decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

8.   We note the language in the last paragraph in this section that the bidders' failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

9.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver

of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions